SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12.1

(In thousands)	2011	2010	2009	2008		2007
Fixed charges:
Interest expense, excluding floor plan interest	$71,255	$79,032	$92,897	$72,417		$47,330
Capitalized interest	2,290	2,330	702	1,543		2,463
Rent expense (interest factor)	30,398	31,451	32,013	32,085		32,481

Total fixed charges	103,943	112,813	125,612	106,045		82,274
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	126,029	78,421	27,892	(756,117)		172,137
Add: Fixed charges	103,943	112,813	125,612	106,045		82,274
Less: Capitalized interest	(2,290)	(2,330)	(702)	(1,543)		(2,463)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$227,682	$188,904	$152,802	$(651,615)		$251,948

Ratio of earnings to fixed charges	2.2 x	1.7 x	1.2 x	(757,660	)(1)	3.1 x

(1)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.